April 18, 2007
VIA EDGAR AND FACSIMILE
Ms. Jill Davis, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Oilsands Quest Inc. (the “Company”) Form 10-QSB/A for the Quarterly Period Year Ended October 31, 2006 Filed March 16, 2007 SEC Additional Comment Letter dated April 11, 2007 File No. 000-27659
Dear Ms. Davis:
     We have reviewed your letter of April 11, 2007 regarding additional comments on the Company’s Form 10-QSB for the quarterly period year ended October 31, 2006. This letter is in response to your additional comments letter.
Form 10-QSB/A for the Quarterly Period Ended October 31, 2006
1.	Comment: In light of the revisions made in recording subsidiary level stock based compensation and consulting expenses, please disclose the correction of the error for the period ended October 31, 2006 in accordance with APB 20 or SFAS 154, as applicable. In each instance, label the applicable financial statements “as restated.”
Response: The financial statements included in our form 10-QSB/A for the Quarterly Period Ended October 31, 2006 were prepared in accordance with the guidance set out in SFAS 154 — Accounting Changes and Error Corrections. As SFAS 154 is effective for fiscal years beginning after December 15, 2005 and supersedes APB 20 we did not refer to APB 20.

Ms. Jill Davis, Branch Chief
United States Securities and Exchange Commission
April 18, 2007

Paragraphs 25 and 26 of SFAS 154 address “Correction of an Error in Previously Issued Financial Statements”.
We found that paragraph 25 did not apply to our situation for the following reasons:
Subparagraph a) deals with “The cumulative effect of the error on periods prior to those presented”. Since the error to be corrected occurred in the current period — that is the quarterly period ended October 31, 2006 — there was no effect on carrying amounts of assets and liabilities as of the beginning of the first period to be presented.
Subparagraph b) deals with “An offsetting adjustment, if any shall be made to the opening balance of retained earnings..”. Again, since the error to be corrected occurred in the quarterly period ended October 31, 2006 no adjustment to opening retained earnings was required.
Subparagraph c) deals with “each individual prior period presented”. Again, since the error to be corrected occurred in the current period — that is the quarterly period ended October 31, 2006 — no individual prior periods presented were affected.
Paragraph 26 sets out certain disclosures required when financial statements are restated to correct an error. SFAS 154 Paragraph 26 is set out below in italics followed by a description of how we complied with each section:
“26. When financial statements are restated to correct an error, the entity shall disclose that its previously issued financial statements have been restated, along with a description of the nature of the error.”
The financial statements included in our Form 10-QSB/A include Note 15. CORRECTION OF AN ERROR IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS. As per the requirement above this note discloses that there was an error in previously issued financial statements and provides a description of the nature of the error. (Note: the term “corrected” was used in place of “restated”.)

Ms. Jill Davis, Branch Chief
United States Securities and Exchange Commission
April 18, 2007

     The entity shall also disclose the following:
a)	The effect of the correction on each financial statement line item and any per-share amounts affected for each prior period presented.

As noted above, the error occurred in the current period — that is in the quarterly period ended October 31, 2006. Therefore there were no prior periods presented that had to be corrected.

In order to conform with the spirit of the paragraph we presented the current period as previously reported, the current period as corrected and now reported, along with the effect of the correction. This information was presented for each financial statement line item and per share amount affected.

b)	The cumulative effect of the change on retained earnings or other appropriate components of equity or net assets in the statement of financial position, as of the beginning of the earliest prior period presented.

As noted above, the error occurred in the current period — that is in the quarterly period ended October 31, 2006. Therefore there were no prior periods presented that had to be corrected.
In addition, the entity shall make the disclosures of prior-period adjustments and restatements required by paragraph 26 of APB Opinion No. 9, Reporting the Results of Operations. Financial statements of subsequent periods need not repeat the disclosures required by this paragraph.
Paragraph 26 of APB Opinion No. 9
When prior period adjustments are recorded, the resulting effects (both gross and net of applicable income tax) on the net income of prior periods should be disclosed in the annual report for the year in which the adjustments are made. When financial statements for a single period only are presented, this disclosure should indicate the effects of such restatement on the balance of

Ms. Jill Davis, Branch Chief
United States Securities and Exchange Commission
April 18, 2007

retained earnings at the beginning of the period and on the net income of the immediately preceding period. When financial statements for more than one period are presented, which is ordinarily the preferable procedure, the disclosure should include the effects for each of the periods included in the statements. Such disclosures should include the amounts of income tax applicable to the prior period adjustments. Disclosure of restatements in annual reports issued subsequent to the first such post revision disclosure would ordinarily not be required.
As noted above, the error occurred in the current period — that is in the quarterly period ended October 31, 2006. Therefore there were no prior periods presented that had to be corrected. The current period was presented showing the amounts originally reported, the corrected amounts and the correction on each line item.
As an exploration company with no production OQI is effectively a non-revenue company. For financial statement purposes any losses incurred for tax purposes give rise to a Deferred Tax Debit which is then reduced to zero by a Valuation Allowance. Therefore the Company’s tax position is not changed as a result of the correction reported and no income tax impact has been reported related to the correction.
In preparing the 10-QSB/A for the quarterly period ended October 31, 2006 we reviewed other amended filings available on the SEC EDGAR website for examples of appropriate disclosure. In this regard we noted that an Explanatory Note was usually included with the amended quarterly report. Therefore we included an Explanatory Note with our filing. This note states “this amendment is being filed to restate the financial statements included in our Quarterly Report on Form 10-QSB for the quarter ended October 31, 2006...” and continues to refer the reader to “See Note 15 to the financial statements in this Quarterly Report for more detail about this restatement.”
The fact that the financial statements included in our Quarterly Report on Form 10-QSB for the quarter ended October 31, 2006 were to be restated was also disclosed in our Quarterly Report of Form 10-QSB for the quarter ended January 31, 2007 under Item 5. Other Information Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

Ms. Jill Davis, Branch Chief
United States Securities and Exchange Commission
April 18, 2007

In response to your letter of April 11, 2007 we again reviewed various Amended filings available on the SEC EDGAR website. We now note that it would be advisable to include the word “restated” in the column headings for the periods ended October 31, 2006 on the Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Stockholders’ Equity and Consolidated Statements of Cash Flows.
While we agree that labeling the columns affected as restated would be considered best practice we think that in combination, our Explanatory Note, Note 15 to the Financial Statements included in our Form 10-QSB/A for the quarterly period ended October 31, 2006 and the disclosures in our Form 10-QSB for the quarterly period ended January 31, 2007 adequately highlight the fact that the October 31, 2006 financial statements have been restated. While we are of course prepared to file another 10QSB/A for the quarterly period ended October 31, 2006 including the “restated” label on the columns affected, we are hopeful that the preceding analysis and explanation will be sufficient for purposes of your comment and therefore no amendment will be required.
2.	Comment: We remind you of your reporting obligation to file an Item 4.02 Form 8-K to disclose the non-reliance on previously issued financial statements as of and for the period ended October 31, 2006. Please do so or otherwise tell us why you do not believe this disclosure is necessary.
Response: According to Item 5(a) of Form 10-QSB, if we disclose information required by Form 8-K in the Form 10-QSB, we do not have to repeat such information in a Form 8-K. Instruction B.3 of Form 8-K also provides that we do not have to file a Form 8-K if we previously reported substantially the same information as required by the form.
We reported the information required by Item 4.02(a) of Form 8-K in our Form 10-QSB for the quarter ended January 31, 2007 and filed on March 15, 2007, four business days within the determination by the Company that a restatement of our financial statements for the period ended October 31, 2006 would be required. Also within four business days, we filed the restated financial statements for the period ended October 31, 2006 on March 16, 2007. Although we believe we met our reporting obligation under Item 4.02(a) of Form 8-K, we are also filing (concurrent with this letter) a Form 8-K reporting the information required by Item 4.02(a).

Ms. Jill Davis, Branch Chief
United States Securities and Exchange Commission
April 18, 2007

     We acknowledge that:
s	should the Commission or the staff, acting pursuant to delegated authority, declare that they do not have further comments, it does not foreclose the Commission from taking any action with respect to the filing;

s	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring that they do not have further comments, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and
s	we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We confirm that we are aware of our responsibilities under the Securities Exchange Act of 1934 (the “1934 Act”) as they relate to our filings under the 1934 Act. We understand that the filing of our reports under the 1934 Act is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws.
     We hope we have adequately addressed your comments. Please contact me if you have any questions.

Sincerely,
/s/ Karim Hirji

Karim Hirji, Chief Financial Officer